Condensed Consolidated Interim Financial Statements

(Expressed in Canadian dollars)

ESPERANZA RESOURCES CORP.

(An Exploration-Stage Company)

Three and nine months ended September 30, 2012 and 2011

NOTICE TO READER

The accompanying unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2012 and 2011 have been prepared by management and approved by the Audit Committee and the Board of Directors of the Company. These financial statements have not been reviewed by the Company’s external auditors.

ESPERANZA RESOURCES CORP.

Condensed Consolidated Interim Statement of Financial Position

(Unaudited — prepared by management)

(Expressed in Canadian dollars)

	Note	September 30, 2012	December 31, 2011
Assets
Current assets:
Cash and cash equivalents	3	$ 39,295,328	$ 19,394,059
Accounts receivable	4	786,018	389,291
Prepaid expenses		80,968	62,268
		40,162,314	19,845,618
Plant and equipment	5	513,625	92,814
Exploration and evaluation assets	6	1,747,809	1,747,809
Investment in associated company	8	1,438,507	1,247,640
		$ 43,862,255	$ 22,933,881
Liabilities and Equity
Current liabilities:
Accounts payable and accrued liabilities		$ 1,714,879	$ 610,408

Equity:
Share capital	9	64,460,575	36,633,992
Commitment to issue shares		604,988	-
Reserves		14,009,236	9,229,765
Accumulated other comprehensive income		(128,571)	(599,777)
Deficit		(36,798,852)	(22,940,507)
		42,147,376	22,323,473
		$ 43,862,255	$ 22,933,881

See accompanying notes to condensed consolidated interim financial statements.

ESPERANZA RESOURCES CORP.

Condensed Consolidated Interim Statements of Income and Comprehensive Income

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2012 and 2011

		Three months ended September 30,		Nine months ended September 30,
	Note	2012	2011	2012	2011

Operating expenses:
Depreciation		$ 11,279	$ 2,916	$ 19,088	$ 10,687
Directors’ fees		14,705	17,688	55,447	62,627
Exploration and development expenses	7	2,722,062	1,465,846	7,379,136	3,683,771
Investor relations		166,023	134,842	369,888	379,554
Office expenses		107,355	73,214	293,183	214,265
Professional fees		67,461	24,509	1,173,425	189,364
Salaries and administrative fees		2,033,604	122,811	2,422,165	458,892
Share based compensation		664,365	-	822,735	500,396
Transfer agent and filing fees		22,113	30,035	108,985	108,290

Loss from operations		5,808,967	1,871,861	12,644,052	5,607,846

Other income (expense)
Equity in loss of associated company		(1,042,999)	(586,328)	(1,780,339)	(1,435,884)
Foreign exchange		221,324	8,160	196,583	(3,949)
Interest income		131,717	28,565	342,612	84,037
Miscellaneous income		-	8,085	26,851	30,412
Gain on sale of exploration asset		-	26,012,289	-	26,012,289
		(689,958)	25,470,771	(1,214,293)	24,686,905

Net income (loss) for the period		(6,498,925)	23,598,910	(13,858,345)	19,079,059

Other comprehensive income
Share of other comprehensive income of associate		486,968	-	471,206	-

Net comprehensive income (loss) for the period		$ (6,011,957)	$ 23,598,910	$ (13,387,139)	$ 19,079,059

Basic and diluted earnings (loss) per share:		$ (0.08)	$ 0.45	$ (0.22)	$ 0.34

Weighted average shares outstanding:		78,700,397	52,894,803	61,029,704	55,788,518

See accompanying notes to condensed consolidated interim financial statements.

ESPERANZA RESOURCES CORP

Condensed Consolidated Interim Statements of Changes in Shareholders’ Equity

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Nine months ended September 30, 2012 and 2011

	Share capital		Commitment to issue shares	Share-based payment reserve	Warrant reserve	AOCI	Deficit	Total
	Shares	Amount

Balance, January 1, 2012	51,032,321	$ 36,633,992	$ -	$ 4,374,657	$ 4,855,108	$ (599,777)	$ (22,940,507)	$ 22,323,473

Exercise of share options	125,000	207,900	-	(68,400)	-	-	-	139,500
Exercise of warrants	400,000	802,213	-	-	(102,213)	-	-	700,000
Exercise of special warrants	27,214,000	28,914,875	-	-	-	-	-	28,914,875
Share-based compensation	-	-	604,988	217,747	-	-	-	822,735
Issue of warrants	-	-	-	-	5,102,625	-	-	5,102,625
Share issue costs	-	(2,098,405)	-	-	(370,288)	-	-	(2,468,693)
Net income (loss) and comprehensive income (loss)	-	-	-	-	-	471,206	(13,858,345)	(13,387,139)

Balance, September 30, 2012	78,771,321	$ 64,460,575	$ 604,988	$ 4,524,004	$ 9,485,232	$ (128,571)	$ (36,798,852)	$ 42,147,376

	Share capital

	Shares	Amount	Commitment to issue shares	Share-based payment reserve	Warrant reserve	AOCI	Deficit	Total

Balance, January 1, 2011	56,767,221	$ 45,137,136	$ -	$ 4,145,753	$ 4,922,237	$ -	$ (485,847)	$ 14,719,279

Exercise of share options	462,000	982,382	-	(302,622)	-	-	-	679,760
Exercise of warrants	262,700	526,854	-	-	(67,129)	-	-	459,725
Share cancellation	(6,459,600)	(10,012,380)	-	-	-	-	-	(10,012,380)
Share-based compensation	-	-	-	500,396	-	-	-	500,396
Net income and comprehensive income	-	-	-	-	-	-	19,079,059	19,079,059

Balance, September 30, 2011	51,032,321	$ 36,633,992	$ -	$ 4,343,527	$ 4,855,108	$ -	$ (20,406,788)	$ 25,425,839

See accompanying notes to condensed consolidated interim financial statements.

ESPERANZA RESOURCES CORP.

Condensed Consolidated Statements of Cash Flows

(Unaudited — prepared by management)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2012 and 2011

	Three months ended September 30,	Nine months ended September 30,
	2012	2011	2012	2011

Cash provided by (used in):

Operations:
Net income (loss) for the period	$ (6,498,925)	$ 23,598,910	$ (13,858,345)	$ 19,079,059
Adjustments for:
Depreciation	11,279	2,916	19,088	10,687
Depreciation in exploration expenses	3,718	1,327	11,852	9,297
Equity in loss of associated company	1,042,999	586,328	1,780,339	1,435,884
Gain on disposal of equipment	-	-	(9,747)	(14,683)
Gain on sale of property	-	(26,012,289)	-	(26,012,289)
Share-based compensation	664,365	-	822,735	500,396
Changes in non-cash working capital balances:
Accounts receivable	522,711	(37,115)	(396,727)	(76,198)
Prepaid expenses	(1,526)	27,013	(18,700)	(15,367)
Accounts payable and accrued liabilities	782,271	(96,644)	1,104,471	(83,596)
	(3,473,108)	(1,929,554)	(10,545,034)	(5,166,810)

Investments:
Purchase of mineral property, plant and equipment	(301,805)	-	(453,198)	(35,223)
Investment in associated company	-	-	(1,500,000)	-
Proceeds on sale of property	-	17,000,000	-	17,000,000
Proceeds on disposal of equipment	-	-	11,194	14,683
Cost of the sale of San Luis property	-	(955,597)	-	(955,597)
	(301,805)	16,044,403	(1,942,004)	16,023,863
Financing:
Shares issued for cash	105,000	9,760	34,857,000	1,139,485
Share issue costs paid	80	-	(2,468,693)	-
	105,080	9,760	32,388,307	1,139,485

Increase (decrease) in cash and cash equivalents	(3,669,833)	14,124,609	19,901,269	11,996,538

Cash and cash equivalents, beginning of period	42,965,161	8,051,600	19,394,059	10,179,671

Cash and cash equivalents, end of period	$ 39,295,328	$ 22,176,209	$ 39,295,328	$ 22,176,209

Supplemental information:

Finance income received	$ 80,954	$ 28,566	$ 212,151	$ 103,689

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2012 and 2011

1.

Nature and continuance of operations:

Esperanza Resources Corp. (the “Company” or “Esperanza”) was formed by way of amalgamation pursuant to the Company Act (British Columbia) and its principal business activities are the acquisition, exploration and development of mineral properties. These condensed consolidated interim financial statements of the Company as at and for the period ended September 30, 2012 comprise the Company and its subsidiaries. Esperanza is the ultimate parent. Esperanza’s principal property interest is its 100% owned Cerro Jumil project in Mexico.

The Company is in the process of exploring its mineral properties and has not yet determined whether they contain reserves that are economically viable. The recoverability of amounts shown for mineral properties is dependent upon the discovery of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete their exploration and development, confirmation of the Company’s interest in the underlying claims and leases, obtaining the necessary permits to mine and future mining production or proceeds from the disposition of mineral properties.

2.

Basis of preparation:

(a)

These condensed consolidated interim financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34, Interim Financial Reporting, and do not include all of the information required for full annual financial statements prepared using International Financial Reporting Standards (“IFRS”).

The accounting policies followed in these condensed consolidated interim financial statements are the same as those applied in the Company’s consolidated annual financial statements for the year ended December 31, 2011. The accounting policies applied in these condensed consolidated interim financial statements are based on IFRS issued and outstanding as of November 20, 2012, the date the Board of Directors approved the statements for issue.

(b)

Basis of presentation:

These financial statements have been prepared on a historical cost basis except for certain financial instruments which are measured at fair value.

(c)

Functional currency and presentation currency:

Except as otherwise noted, these financial statements are presented in Canadian dollars, the functional currency of the Company and its subsidiaries.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2012 and 2011

2.

Basis of preparation (continued):

(d)

Use of estimates and judgments:

The preparation of financial statements in accordance with IFRS requires management to make estimates, assumptions and judgments that affect the application of accounting policies and the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements along with reported amounts of expenses during the period. Actual results may differ. All estimates and underlying assumptions are reviewed on an ongoing basis. Revisions are recognized in the period in which the estimates are revised and in any future periods affected.

Significant areas requiring the use of estimates include the determination of impairment of long-lived assets, share-based compensation expense, and the estimated useful lives of property, plant and equipment. Key judgments and estimates made by management with respect to these areas have been disclosed in the notes to these financial statements as appropriate.

The determination of mineral reserves also requires the use of estimates. The Company estimates its ore reserves and mineral resources based on information compiled by Qualified Persons as defined in accordance with Canadian Securities Administrators National Instrument 43-101, Standards for Disclosure of Mineral Projects. Reserves are used in the performing impairment assessments of mineral properties. There are numerous uncertainties inherent in estimating mineral reserves and assumptions that are valid at the time of estimation may change significantly when new information becomes available. Changes in the forecasted prices of commodities, exchange rates, production costs or recovery rates may change the economic status of reserves and may result in the reserves being restated.

(e)

Comparative figures:

Certain comparative figures have been reclassified to conform to current presentation.

(f)

New standards and interpretations not yet adopted:

A number of new standards, amendments to standards and interpretations effective for annual periods beginning after January 1, 2013, including IAS 1 Presentation of Financial Statements, IAS 19 Employee Benefits, IAS 27 Separate Financial Statements, IAS 28 Investments in Associated and Joint Ventures, IFRS 7 Financial Instruments: Disclosures, IFRS 9 Financial Instruments, IFRS 10 Consolidated Financial Statements, IFRS 11 Joint Arrangements, IFRS 12 Disclosure of Interests in Other Entities, IFRS 13 Fair Value Measurement and IFRIC 20 Stripping Costs in the Production Phase of a Surface Mine have not been applied in preparing these financial statements. None are expected to have a significant effect on the consolidated financial statements of the Company.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2012 and 2011

3.

Cash and cash equivalents:

	September 30, 2012	December 31, 2011

Cash	$1,688,314	$324,753
Short-term bank deposits	37,607,014	19,069,306

	$39,295,328	$19,394,059

4.

Accounts receivable:

Of the $786,018 in receivables (December 31, 2011 - $389,291), $614,290 (December 31, 2011 - $292,241) is value added tax (“VAT”) paid in Mexico on goods and services. The VAT receivable is refundable from the Mexican tax authorities. The remaining receivables represent VAT recoverable in Canada and interest receivable on short-term bank deposits.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2012 and 2011

5.

Plant and equipment:

Net carrying costs at September 30, 2012 and December 31, 2011 are as follows:

	Office equipment	Computer equipment	Vehicles	Total
Cost

Balance at December 31, 2011	$60,230	$77,277	$89,599	$227,106
Additions	81,501	199,273	172,424	453,198
Disposals / derecognition	(31,906)	(42,570)	(28,784)	(103,260)

Balance at September 30, 2012	$109,825	$233,980	$233,239	$577,044

Accumulated depreciation

Balance at December 31, 2011	$34,087	$60,122	$40,083	$134,292
Additions	6,019	9,754	15,167	30,940
Disposals / derecognition	(31,906)	(42,570)	(27,337)	(101,813)

Balance at September 30, 2012	$8,200	$27,306	$27,913	$63,419

Net book value
At December 31, 2011	$26,143	$17,155	$49,516	$92,814
At September 30, 2012	101,625	206,674	205,326	513,625

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2012 and 2011

6.

Exploration and evaluation assets:

	September 30, 2012	December 31, 2011

Cerro Jumil, Mexico (a)	$1,643,358	$1,643,358
El Canario, Mexico (b)	50,328	50,328
Pucarana, Peru (c)	33,195	33,195
Utcucochia, Peru	10,330	10,330
Other properties	10,598	10,598
	$1,747,809	$1,747,809

(a)

Cerro Jumil, Mexico

The Cerro Jumil property is 100% owned by the Company subject to a 3% net smelter return royalty. The Company is currently working towards permitting and a feasibility study on Cerro Jumil.

(b)

El Canario, Mexico

On October 18, 2011 the Company entered into an option agreement to acquire two mineral concessions which combined with two mineral concessions already owned by the Company form the El Canario property. In order to acquire the two mineral concessions, Esperanza paid US$50,000 on signing the agreement, and must make additional payments totaling US$440,000 on the property on or before October 18, 2016. Esperanza made a cash payment of US$20,000 on October 18, 2012 in order to keep the option in good standing. The next cash payment of US$20,000 is due October 18, 2013. The property is subject to a 2% net smelter return royalty of which 1% can be purchased for US$500,000 and the full 2% net smelter return royalty can be purchased for US$1,000,000.

(c)

Pucarana, Peru

In May 2007, the Company announced that it had finalized an earn-in agreement whereby it can earn up to a 60% interest in Estrella Gold Corporation’s (“Estrella”) Pucarana Gold Property (“Pucarana”), located in southern Peru. The Company incurred exploration expenditures in excess of the US$650,000 requirement on the property and exercised its option to acquire a 51% interest. The exploration expenditures in excess of US$650,000 were subject to the proportionate contribution rules of the agreement and Estrella elected not to contribute their share of the excess expenditures. As a result, Esperanza’s interest in the property increased to 60% and Estrella’s was diluted to 40%.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2012 and 2011

7.

Exploration and development expenses:

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011
Cerro Jumil, Mexico
Assays	$103,195	$69,750	$306,713	$129,175
Drilling	666,883	386,862	3,134,383	718,952
Feasibility and permitting costs	759,808	37,473	853,031	82,164
Equipment and field costs	83,453	81,307	294,079	214,166
Office and other costs	389,913	19,333	567,142	36,671
Professional fees	180,077	51,507	646,750	405,224
Salaries and benefits	333,506	35,903	525,730	95,853
Road and access costs	51,165	36,847	138,820	67,991
	2,568,000	718,982	6,466,648	1,750,196
Other properties
Assays	5,310	19,216	29,382	34,507
Drilling	-	238,231	-	474,131
Feasibility and permitting costs	5,510	54	10,480	17,301
Equipment and field costs	10,158	46,842	94,531	246,219
Office and other costs	23,583	46,429	149,452	180,099
Professional fees	-	133,393	162,524	384,303
Salaries and benefits	109,501	261,486	428,128	595,802
Road and access costs	-	1,213	37,991	1,213
	154,062	746,864	912,488	1,933,575
	$2,722,062	$1,465,846	$7,379,136	$3,683,771

8.

Investment in associated company:

At September 30, 2012 the Company held an approximate 26% interest in Global Minerals Ltd. (“Global”). In the first quarter of 2012 the Company participated in a Global private placement and acquired 3,333,333 shares for $1,500,000 and now holds 28,906,517 common shares of Global which had a fair value of approximately $13,007,933 at September 30, 2012 (December 31, 2011 – 25,573,184 shares with a fair value of $13,809,519). The carrying value of the investment has been reduced each quarter since initial acquisition as the Company records its share of Global’s comprehensive loss. The following summarizes the change in the carrying value of the investment:

	September 30, 2012	December 31, 2011
Investment in Global, beginning of period	$1,247,640	$2,894,157
Additional investment in Global shares	1,500,000	1,143,973
Equity in Global’s estimated comprehensive loss for the period	(1,309,133)	(2,790,490)
Investment in Global, end of period	1,438,507	$1,247,640

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2012 and 2011

8.

Investment in associated company (continued):

The following is a summary of Global’s estimated financial position:

	September 30, 2012	December 31, 2011
Current assets	$11,190,118	$3,822,000
Long-term assets	4,381,895	3,668,000
Current liabilities	(618,198)	(404,000)

Net assets	$14,953,815	$7,086,000

9.

Share capital:

At September 30, 2012, the Company had unlimited authorized common shares and 78,771,321 shares outstanding (December 31, 2011 – 51,032,321).

(a)

Share purchase warrants:

The company completed a private placement of 27,214,000 special warrants (“Special Warrants”) in May 2012 at a price of $1.25 per Special Warrant for aggregate proceeds of approximately $34,000,000 (the “Offering”). The Offering was conducted through a syndicate of agents (the “Agents”). As consideration for their services in connection with the Offering, the Company paid the Agents a cash commission equal to six percent of the proceeds of the Offering. Each Special Warrant consisted of a unit (“Unit”) composed of one common share and one-half of a common share purchase warrant. Each whole warrant entitles the holder to acquire one common share at a price of $1.80 per share until May 24, 2017. Subsequent to the closing of the Offering, the Company filed a short form prospectus. The prospectus filed qualified the distribution of the 27,214,000 Units of the Company issuable upon automatic exercise of the previously issued Special Warrants. As a result of the automatic exercise of the Special Warrants, the Company issued 27,214,000 common shares and 13,607,000 common share purchase warrants. The net proceeds of the Offering will be used to advance the Cerro Jumil project in Mexico and for general working capital purposes.

The issue price of the Special Warrants was allocated to the common shares and warrants based on their relative values. The closing price of the Company’s shares on May 24, 2012 was $1.06 and the fair value of a full warrant was $0.38 based on a Black Scholes option pricing model calculation with the following inputs: a share price of $1.06, an exercise price of $1.80, an expected life of 5 years, a risk-free interest rate of 1.31%, a dividend yield of 0% and a share price volatility of 57%. As a result of the relative fair value calculation, $1.06 of the issue price was allocated to the shares and $0.19 was allocated to the half warrant in each Special Warrant unit.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2012 and 2011

9.

Share capital (continued):

(a)

Share purchase warrants (continued):

The continuity of share purchase warrants for the nine months ended September 30, 2012 is as follows:

	Number of warrants	Weighted average exercise price
Outstanding, December 31, 2011	7,057,646	$2.18

Issued	13,607,000	1.80
Exercised	(400,000)	1.75
Expired	(3,594,800)	1.75

Outstanding, September 30, 2012	16,669,846	$1.97

As at September 30, 2012, the following warrants were outstanding:

	Warrants outstanding
Number	Exercise price	Expiry date

2,926,900	$ 2.75	December 22, 2012
135,946	2.75	December 22, 2012
13,607,000	1.80	May 17, 2017

16,669,846

(b)

Stock options:

The company has adopted a stock option plan (“the Plan”) pursuant to the policies of the TSX Venture Exchange (the “Exchange”). The maximum aggregate number of shares that may be reserved for issuance under the Plan is 12,000,000, which includes both stock options and Restricted Share Units (“RSU’s). The maximum term of the options is five years and the vesting requirements are determined at the time of each grant. The Plan has been approved by the Exchange, the Board of Directors andthe shareholders of the Company. At September 30, 2012, 2,649,000 common shares are available for future awards of options and RSU’s.

	Number of options	Weighted average exercise price
Outstanding, December 31, 2011	3,826,000	1.35

Granted	2,850,000	1.25
Exercised	(125,000)	1.12
Cancelled or expired	(350,000)	1.63

Outstanding, September 30, 2012	6,201,000	$1.29
Exercisable, September 30, 2012	3,376,000	$1.33

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2012 and 2011

9.

Share capital (continued):

(b)

Stock options (continued):

At September 30, 2012, the following stock options were outstanding and exercisable.

	Options Outstanding		Options Exercisable

Number	Exercise price	Expiry date
745,000	1.40	February 8, 2013	745,000
90,000	0.69	October 6, 2013	90,000
275,000	0.69	May 22, 2014	275,000
35,000	0.70	June 10, 2014	35,000
1,376,500	1.43	June 8, 2015	1,376,500
779,500	1.49	June 10, 2016	779,500
200,000	1.01	November 22, 2016	75,000
2,650,000	1.25	June 12, 2017	-
50,000	1.28	August 21, 2017	-

6,201,000			3,376,000

(c)

Restricted share units:

The Company granted 3,225,000 RSU’s to certain officers and employees in June 2012. The RSU’s vest over three years on each anniversary of the grant date, with one-third of the total grant vesting each year. The RSU’s were valued at $1.05, the closing price of the Company’s shares on the date of the grant. During the period, 75,000 RSU’s were cancelled leaving an outstanding balance of 3,150,000 RSU’s.

(d)

Share-based compensation:

Share-based compensation expense is determined using the Black-Scholes option pricing model. The Company granted 50,000 and 2,850,000 options during the three and nine months ended September 30, 2012, respectively (2011 – nil and 779,500, respectively). The weighted average assumptions used in calculating the fair value of the options granted during the three months ended September 30, 2012 were: risk-free interest rate – 0.98%, expected volatility – 53%, forfeiture rate – nil and expected life of the option – 36 months. The weighted average grant-date fair value of the options granted during the three months ended September 30, 2012 was $0.47. The weighted average assumptions used in calculating the fair value of the options granted during the nine months ended September 30, 2012 were: risk-free interest rate – 1.10% (2011– 1.57%), expected volatility – 53% (2011 – 63%), forfeiture rate – nil (2011 – nil) and expected life of the option – 36 months (2011 – 36 months). The weighted average grant-date fair value of the options granted during nine months ended September 30, 2011 was $0.33 (2011 –$0.64). Total compensation expense charged to income for the three and nine months ended September 30, 2012 was $161,418 and $217,747, respectively (2011 – $nil and $500,396).

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2012 and 2011

9.

Share capital (continued):

(d)

Share-based compensation (continued):

The RSU’s granted in June 2012 were valued at $1.05 and vest evenly over three years. The Company is accruing the expense over the vesting period and recorded $502,947 and $604,988 of share based compensation for the three and nine months ended September 30, 2012, respectively, with the offsetting credit to commitment to issue shares.

As of September 30, 2012, the non-vested share-based compensation expense for both stock options and RSU’s not yet recognized was $3,345,829 which is expected to be recognized over the next 36 months.

(e)

Capital management:

The Company’s objectives when managing capital are to safeguard the Company’s ability to continue as a going concern in order to pursue the development of its mineral properties. Esperanza relies mainly on equity issuances to raise new capital and on entering into joint venture agreements on certain properties which enables it to conserve capital and to reduce risk. In the management of capital, the Company considers the components of share capital as well as cash and cash equivalents. The Company prepares annual estimates of exploration and administrative expenditures and monitors actual expenditures compared to the estimates to ensure that there is sufficient capital on hand to meet ongoing obligations. The Company’s investment policy is to invest its cash in savings accounts or highly liquid short-term deposits with terms of one year or less and which can be liquidated after thirty days without interest penalty. The Company currently has sufficient capital to fund its exploration programs and to cover its administrative costs for the next twelve months.

10.

Segmented information:

The Company operates in a single reportable operating segment, being the exploration and development of mineral properties. Summarized financial information for the geographic segments the Company operates in are as follows:

	North America	Mexico	Peru	Total

September 30, 2012 Non-current assets	$ 1,454,259	$ 2,218,719	$ 116,963	$ 3,699,941

December 31, 2011 Non-current assets	$ 1,263,412	$ 1,693,686	$ 131,165	$ 3,088,263

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2012 and 2011

11.

Related party transactions:

(a)

Key management personnel:

	For the three months ended September 30,		For the nine months ended September 30,
	2012	2011	2012	2011

Salaries and benefits	$ 346,552	$ 630,228	$ 756,143	$ 880,378
Share-based payments	641,454	-	786,006	208,632

	$ 988,006	$ 630,228	$ 1,542,149	$ 1,089,010

(b)

Related party assets and liabilities:

	September 30, 2012	December 31, 2011
Amounts due to management	$-	$21,426
Amounts due from Global Minerals (an associated company)	-	54,316
Amounts due to Pathway Capital Limited (an associated company)	4,932	-

	$4,932	$75,742

During the nine months ended September 30, 2012 the Company paid $102,600 (2011 - $147,600) to Seabord Service Corp. (“Seabord”), a management company with two officers in common, for office space and administrative services. Subsequent to August 2012 the Company no longer uses the services of Seabord and does not consider them to be a related party. During the nine months ended September 30, 2012, the Company incurred $46,244 in consulting and administrative fees to Pathway Capital Limited (“Pathway”), a related company by virtue of a common director. These transactions were in the normal course of operations and are measured at the exchange amount which is the amount established and agreed to by the related parties.

12.

Termination payments:

During the three and nine months ended September 30, 2012 the Company recorded an expense of $1,700,000 (2011 – $nil) related to termination payments for employees in the USA and Peru. Of this expense, $880,000 (2011 – $nil) was paid on September 30, 2012 and $820,000 (2011 – $nil) was accrued to be paid out over the next twelve months.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2012 and 2011

13.

Financial instruments:

(a)

Financial assets and liabilities

	September 30, 2012	December 31, 2011

Financial assets:
Cash and cash equivalents	$39,295,328	$19,394,059
Accounts receivable	786,108	389,291

Total financial assets	$40,081,346	$19,783,350

Financial liabilities:
Accounts payable and accrued liabilities	$1,714,879	$610,408

Total financial liabilities	$1,714,879	$610,408

The fair value hierarchy establishes three levels in which to classify the inputs of valuation techniques used to measure fair value. Level 1 inputs are quoted market prices (unadjusted) in active markets for identical assets or liabilities. Level 2 inputs are inputs other than quoted market prices included in Level 1 that are observable for the asset or liability, either directly, such as prices, or indirectly (derived from prices). Level 3 inputs are unobservable (supported by little or no market activity) such as non-corroborative indicative prices for a particular instrument provided by a third party.

There were no transfers between Level 1 and 2 or any transfers into or out of Level 3 during the year. Cash and cash equivalents, accounts receivable and accounts payable and accrued liabilities are stated at fair value and classified within Level 1. The fair values of accounts receivable, accounts payable and accrued liabilities approximate carrying values because of the short term nature of these instruments.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2012 and 2011

13.

Financial instruments (continued):

(b)

Financial instrument risk exposure and risk management:

The Company is exposed in varying degrees to a variety of financial instrument related risks. The Board of Directors approves and monitors the risk management process. The types of risk exposure and the way in which such exposure is managed is equal to the carrying values of cash and cash equivalents, short term investments and accounts receivable.

(i)

Credit risk:

The Company is primarily exposed to credit risk on its cash and cash equivalents, short term investments and accounts receivable. Credit risk exposure is limited through maintaining its cash and equivalents and short term investments with high-credit quality financial institutions and instruments. Credit risk associated with accounts receivable is considered minimal as the majority of the balance outstanding is with the Mexican government.

(ii)

Liquidity risk:

The Company ensures that there is sufficient capital in order to meet short term business requirements after taking into account the Company’s holdings of cash and cash equivalents. The Company believes that these sources will be sufficient to cover the expected short and long term cash requirements.

In the normal course of business the Company enters into contracts that give rise to future minimum payments. The following table summarizes the remaining contractual maturities of the Company’s financial liabilities and operating and capital commitments at September 30, 2012:

	Within 1 year	2-5 years	Over 5 years	2012 Total

Accounts payable and accrued liabilities	$1,714,879	$-	-	$1,714,879
Minimum rental and lease payments	20,000	-	-	20,000

	$1,734,879	$-	-	$1,734,879

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2012 and 2011

13.

Financial instruments (continued):

(b)

Financial instrument risk exposure and risk management (continued):

(iii)

Market risk:

The significant market risk exposures to which the Company is exposed are foreign currency risk, interest rate risk, commodity price risk and equity price risk.

Foreign currency risk:

The Company’s operations in Mexico, Peru, Canada and the United States create exposure to foreign currency fluctuations. Some of the Company’s operating expenditures are incurred in US dollars, Mexican pesos and Peruvian sols, and the fluctuation of the Canadian dollar in relation to these currencies will have an impact upon the profitability of the Company and may also affect the value of the Company’s financial assets and liabilities. The Company has not entered into any agreements or purchased any instruments to hedge possible currency risks.

Financial assets and liabilities denominated in currencies other than the US dollar are as follows:

	September 30, 2012		December 31, 2011
	Financial assets	Financial liabilities	Financial assets	Financial liabilities
US dollars	$ 17,409,010	$ 878,509	$ 213,830	$ 343,530
Mexican pesos	1,060,212	68,173	293,441	103,841
Peruvian sols	140,630	129,965	7,268	40,068

	$ 18,609,852	$ 1,076,647	$ 514,539	$ 487,439

Of the financial assets listed above, $17,409,010 (December 31, 2010 - $114,711) represents cash and cash equivalents and short term investments held in US dollars, $445,922 (December 31, 2010 - $360) represents cash and cash equivalents held in Mexican pesos and $134,465 represents cash and cash equivalents held in Peruvian sols. The remaining cash and cash equivalents and short term investments are held in Canadian dollars.

ESPERANZA RESOURCES CORP.

Notes to Condensed Consolidated Interim Financial Statements

(Unaudited – prepared by management)

(Expressed in Canadian dollars)

Three and nine months ended September 30, 2012 and 2011

13.

Financial instruments (continued):

(b)

 Financial instrument risk exposure and risk management (continued):

(iii)

Market risk (continued):

Foreign currency risk (continued):

As at September 30, 2012, with other variables unchanged, a 10% change in the Canadian dollar against the US dollar would result in a change in income for the period of $1,653,050. A 10% change in the Canadian dollar against the Mexican peso would result in a change in income for the period of $99,204. A 10% change in the Canadian dollar against the Peruvian sol would result in a change in income for the period of $1,067.

Interest rate risk:

With respect to financial assets, the Company’s practice is to invest cash in investment vehicles with floating rates of interest and cash reserves are invested in cash equivalents in order to maintain liquidity. Fluctuations in interest rates affect the fair value of cash equivalents.